J.P. Galda & Co.
Attorneys-at-Law
143 Clover Hollow Road
Easton, Pennsylvania 18045
Telephone (215) 815-1534

October 27, 2014

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:           Algae Dynamics Corp. (formerly known as Converted Carbon
Technologies Corp.)
Registration Statement on Form S-1
CIK No. 0001607679

Ladies and Gentlemen:

On behalf of Algae Dynamics Corp. (the “Registrant”), please find attached the Registrant’s responses to the Staff’s comment letter dated October 17, 2014 (the “Comment Letter”), which have, except as discussed below, been addressed in the non-confidential Registration Statement on Form S-1 filed today (the “Registration Statement”).  The numbered responses below correspond to the numbered paragraphs in the Comment Letter.

1.           The Registrant has not used the slide show supplementally provided to the staff, nor has it engaged in any “testing the waters” road shows as permitted by the JOBS Act.

2.           We are unclear as to the deficiency because the outside back cover page of the prospectus clearly provides the prospectus delivery obligation under Item 502(b).

3.           The requested revision has been made.

4.           The requested revision has been made.

5.           The requested revision has been made.

6.           Following the selling shareholder able is a brief description of the circumstances in which the shareholders acquired their shares.

7.           The requested revision has been made.

8.           The requested revision has been made.

9.           The requested revision has been made.

10.         The requested revision has been made.

11.         The requested revision has been made.

12.         The requested revision has been made.

13.         The IP map has been deleted.

14.         The requested revision has been made.

15,         The disclosure has been deleted.

16.         These relationships are informal and do not obligate the counterparty to provide any specific level of service nor require the Registrant to make any payment therefor.  The disclosure has been modified accordingly.

17.         There is no agreement with Mr. Shanahan which obligates either any level of service on the part of Mr. Shanahan nor obligates the Registrant to make any payment to him.  The Registrant did not make any payment for the research quoted in the prospectus.

18.         The requested revision has been made.

19.         The requested revision has been made.

20.         The fair value of the 625,000 warrants exercisable at US$0.04 as at the date of grant and as at June 30, 2014 was $500,000 and $499,375, respectively.  Of the 625,000 warrants granted, 300,000 vested over the period April 1, 2014 to September 3, 2014, with the balance of 325,000 vesting upon the completion of future financings.  The $139,181 recognized as a liability on the balance sheet represents the percentage of the June 30, 2014 fair value that is equal to the percentage of the requisite service that had been rendered at June 30, 2014.

The initial grant date fair value of $500,000 has not been recorded in the financial statements as this represents the aggregate fair value of 625,000 warrants, all of which had not yet vested at June 30, 2014.  Therefore, there is no mark to market adjustment of $360,819 reflected in the financial statements.  A mark to market adjustment of $174 was recorded to professional fees on the condensed interim statements of operations, reflecting the percentage of the requisite service that had been rendered at June 30, 2014.  The note disclosure has been adjusted accordingly.

We trust you will find the above responsive to the Comment Letter.

Sincerely,

/s/ Joseph P. Galda